Exhibit 99.1

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS STANDBY EQUITY DISTRIBUTION AGREEMENT (this “Agreement”) dated as of September 27, 2021 is made by and between YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Investor”), and NLS PHARMACEUTICS LTD., a company incorporated under the laws of Switzerland (the “Company”).

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, and the Investor shall purchase from the Company, up to $20 million of the Company’s common shares, nominal value CHF 0.02 per share (the “Common Shares”) from time to time as provided herein, and the Company shall issue and the Investor shall purchase from the Company $2,500,000 of Common Shares within 15 Business Days following the date hereof; and

WHEREAS, the Common Shares are listed for trading on the Nasdaq Stock Market under the symbol “NLSP;” and

WHEREAS, the offer and sale of the Common Shares issuable hereunder will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder.

NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01 “Adjusted Advance Amount” shall have the meaning set forth in Section 2.01(d).

Section 1.02 “Advance Date” shall mean the 1st Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.03 “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the amount of an Advance that the Company desires to issue and sell to the Investor.

Section 1.04 “Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.01(b) of this Agreement) to the Investor an Advance Notice, subject to the terms of this Agreement.

Section 1.05 “Advances” shall mean any issuance and sale from the Company to the Investor pursuant to Article II hereof in the amount set forth in an Advance Notice.

Section 1.06 “Affiliate” shall have the meaning set forth in Section 3.07.

Section 1.07 “Agreement” shall have the meaning set forth in the preamble of this Agreement.

Section 1.08 “Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

Section 1.09 “Basket” shall have the meaning set forth in Section 5.04.

Section 1.10 “Black Out Period” shall have the meaning set forth in Section 6.02.

Section 1.11 “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Switzerland or any day on which banking institutions in the State of New York or in the Canton of Zurich (Switzerland) or in the Canton of Nidwalden (Switzerland) are authorized or required by law or other governmental action to close.

Section 1.12 “Closing” shall have meaning set forth in Section 2.02.

Section 1.13 “Commitment Amount” shall mean $20,000,000 of Common Shares.

Section 1.14 “Commitment Fee Shares” shall have the meaning set forth in Section 13.04.

Section 1.15 “Commitment Period” shall mean the period commencing on the date hereof and expiring upon the date of termination of this Agreement in accordance with Section 11.02.

Section 1.16 “Common Shares” shall have the meaning set forth in the recitals of this Agreement.

Section 1.17 “Company” shall have the meaning set forth in the preamble of this Agreement.

Section 1.18 “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.19 “Company’s Account” shall mean the bank account of the Company set forth on Exhibit C attached hereto, or such subsequent account as designated in writing by the Company

Section 1.20 “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.21 “Daily Value Traded” shall mean the product obtained by multiplying the daily trading volume of the Company’s Common Shares on the Principal Market during regular trading hours as reported by Bloomberg L.P., by the VWAP for such Trading Day.

Section 1.22 “Environmental Laws” shall have the meaning set forth in Section 4.08.

Section 1.23 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.24 “Exchange Cap” shall have the meaning set forth in Section 1.14.

Section 1.25 “Excluded Day” shall have the meaning set forth in Section 2.01(d)(i).

Section 1.26 “Hazardous Materials” shall have the meaning set forth in Section 4.08.

Section 1.27 “Initial Closing Date” shall have the meaning set forth in Section 2.04.

Section 1.28 “Initial Purchase Amount” shall have the meaning set forth in Section 2.04.

Section 1.29 “Initial Shares” shall have the meaning set forth in Section 2.04.

Section 1.30 “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.31 “Investor” shall have the meaning set forth in the preamble of this Agreement.

Section 1.32 “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.33 “Market Price” shall mean the lowest daily VWAP of the Common Shares during the relevant Pricing Period, other than the daily VWAP on any Excluded Days.

Section 1.34 “Material Adverse Effect” shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

Section 1.35 “Material Outside Event” shall have the meaning set forth in Section 6.08.

Section 1.36 “Maximum Advance Amount” in respect of each Advance Notice means the lower of: (i) an amount equal to one hundred percent (100%) of the average of the Daily Value Traded of Common Shares on the Company’s Principal Market during the five consecutive Trading Days immediately preceding the date of an Advance Notice, or (ii) $2,000,000.

Section 1.37 “OFAC” shall mean the U.S. Department of Treasury’s Office of Foreign Asset Control.

Section 1.38 “Ownership Limitation” shall have the meaning set forth in Section 2.01(c)(i).

Section 1.39 “Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.40 “Plan of Distribution” shall mean the section of a Registration Statement disclosing the plan of distribution of the Shares.

Section 1.41 “Pricing Period” shall mean the five consecutive Trading Days commencing on the Advance Notice Date.

Section 1.42 “Principal Market” shall mean the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the OTCBB, or the NYSE Euronext, whichever is at the time the principal trading exchange or market for the Common Shares.

Section 1.43 “Purchase Price” shall mean the price per Share obtained by multiplying the Market Price by 92%.

Section 1.44 “Registrable Securities” shall mean (i) the Shares, and (ii) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

Section 1.45 “Registration Limitation” shall have the meaning set forth in Section 2.01(c)(ii).

Section 1.46 “Registration Statement” shall mean a registration statement on Form F-1 or Form F-3 or on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

Section 1.47 “Regulation D” shall mean the provisions of Regulation D promulgated under the Securities Act.

Section 1.48 “Sanctions” means any sanctions administered or enforced by OFAC, the U.S. State Department, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

Section 1.49 “Sanctions Programs” means any OFAC economic sanction program (including, without limitation, programs related to Crimea, Cuba, Iran, North Korea, Sudan and Syria).

Section 1.50 “SEC” shall mean the U.S. Securities and Exchange Commission.

Section 1.51 “SEC Documents” shall have the meaning set forth in Section 4.04.

Section 1.52 “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.53 “Settlement Document” shall have the meaning set forth in Section 2.02(a).

Section 1.54 “Shares” shall mean the Common Shares to be issued from time to time hereunder pursuant to an Advance, the Initial Shares, and the Commitment Shares.

Section 1.55 “Subsidiaries” shall have the meaning set forth in Section 4.01.

Section 1.56 “Trading Day” shall mean any day during which the Principal Market shall be open for business.

Section 1.57 “Transaction Documents” shall have the meaning set forth in Section 4.02.

Section 1.58 “VWAP” means, for any Trading Day, the daily volume weighted average price of the Common Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P.

Article II. Advances

Section 2.01 Advances; Mechanics. Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, Common Shares on the following terms:

(a)	Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Section 7.01, and in accordance with the following provisions:

(i)	The Company shall, in its sole discretion, select the amount of the Advance, not to exceed the Maximum Advance Amount, it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each Advance Notice.

(ii)	There shall be no mandatory minimum Advances and no non-usages fee for not utilizing the Commitment Amount or any part thereof.

(b)	Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the day it is received by the Investor if such notice is received by email on or before 8:30 a.m. Eastern Time (or later if waived by the Investor in its sole discretion) in accordance with the instructions set forth on the bottom of Exhibit A, or (ii) the immediately succeeding day if it is received by email after 8:30 a.m. Eastern Time, in each case in accordance with the instructions set forth on the bottom of Exhibit A. The Investor shall confirm the receipt of any Advance Notice by issuing a confirmation to the Company without undue delay via an email to the Company’s email address listed in Section 12.

(c)	Advance Limitations. Regardless of the amount of an Advance requested by the Company in the Advance Notice, the final number of Shares to be issued and sold pursuant to an Advance Notice shall be reduced in accordance with each of the following limitations:

(i)	Ownership Limitation; Commitment Amount. In no event shall the number of Common Shares issuable to the Investor pursuant to an Advance cause the aggregate number of Common Shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the Investor and its Affiliates as a result of previous issuances and sales of Common Shares to Investor under this Agreement to exceed 9.99% of the then outstanding Common Shares (the “Ownership Limitation”). In connection with each Advance Notice delivered by the Company, any portion of the Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Shares issued and sold to the Investor hereunder to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the amount of the Advance requested by an amount equal to such withdrawn portion; provided that in the event of any such automatic withdrawal and automatic modification, Investor will promptly notify the Company of such event.

(ii)	Registration Limitation. In no event shall an Advance exceed the amount of Common Shares registered under the Registration Statement then in effect (the “Registration Limitation”) or the Exchange Cap, to the extent applicable. In connection with each Advance Notice, any portion of an Advance that would exceed the Registration Limitation or the Exchange Cap shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice; provided that in the event of any such automatic withdrawal and automatic modification, Investor will promptly notify the Company of such event.

(d)	Excluded Days. With respect to each Advance Notice, each Trading Day during a Pricing Period for which there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the amount of the Advance set forth in such Advance Notice by twenty percent (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price.

(e)	Notwithstanding any other provision in this Agreement, the Company and the Investor acknowledge and agree that upon the Investor’s receipt of a valid Advance Notice the parties shall be deemed to have entered into an unconditional contract binding on both parties for the purchase and sale of Shares pursuant to such Advance Notice in accordance with the terms of this Agreement and (i) subject to Applicable Law and (ii) subject to Section 3.08 (Trading Activities), the Investor may sell Common Shares during the Pricing Period.

Section 2.02 Closings. The closing of each Advance and each sale and purchase of Shares (each, a “Closing”) shall take place as soon as practicable after each Advance Date in accordance with the procedures set forth below. The parties acknowledge that the Purchase Price is not known at the time the Advance Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the daily prices of the Common Stock that are the inputs to the determination of the Purchase Price as set forth further below. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)	On each Advance Date, the Investor shall deliver to the Company a written document, in the form attached hereto as Exhibit B (each a “Settlement Document”), setting forth the final number of Common Shares to be purchased by the Investor (taking into account any adjustments pursuant to Section 2.01), the Market Price, the Purchase Price, the aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties), in each case in accordance with the terms and conditions of this Agreement. The final number of Common Shares to be purchased by the Investor at the Closing for such Advance shall equal the Adjusted Advance Amount divided by the Purchase Price. On prior to the delivery of the Settlement Document, the Investor shall pay to the Company the aggregate purchase amount of the Shares in cash in immediately available funds to the Company’s Account and transmit notification to the Company that such funds transfer has been made.

(b)	Promptly after receipt of the Settlement Document with respect to each Advance (and, in any event, not later than two Trading Days after such receipt), the Company will, or will cause its transfer agent to, electronically transfer such number of Shares to be purchased by the Investor (as set forth in the Settlement Document) by crediting the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, and transmit notification to the Investor that such share transfer has been requested. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares. To facilitate the transfer of the Common Shares by the Investor, the Common Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering such Common Shares (it being understood and agreed by the Investor that notwithstanding the lack of restrictive legends, the Investor may only sell such Common Shares pursuant to the plan of distribution set forth in the prospectus included in the Registration Statement and otherwise in compliance with the requirements of the Securities Act (including any applicable prospectus delivery requirements) or pursuant to an available exemption).

(c)	On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein, including without limitation, any board resolutions required by the Company to increase the share capital and a subscription certificate to be completed by the Investor. The Company procures that Common Shares to be delivered pursuant to an Advance are, prior to delivery to the Investor created as treasury shares in the form of true reserve shares (echte Reserveaktien).

(d)	Notwithstanding anything to the contrary in this Agreement, if on any day during the Pricing Period (i) the Company notifies Investor that a Material Outside Event has occurred, or (ii) the Company notifies the Investor of a Black Out Period, the parties agree that the pending Advance shall end and the final number of Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of Common Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period.

Section 2.03 Hardship.

(a)	In the event the Investor sells Common shares of the Company after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.02, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses, but excluding punitive, indirect, incidental or consequential damages), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

(b)	In the event the Company provides an Advance Notice and the Investor fails to perform its obligations as mandated in Section 2.02, the Investor agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto and in addition to any other remedy to which the Company is entitled at law or in equity, including, without limitation, specific performance, it will hold the Company harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses, but excluding punitive, indirect, incidental or consequential damages), as incurred, arising out of or in connection with such default by the Investor and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

Section 2.04 Initial Purchase and Sale of Common Shares. The Company shall issue and sell to the Investor, and the Investor shall purchase from the Company 1,313,232 Common Shares (the “Initial Shares”) for an aggregate purchase amount equal to $2,500,000 (the “Initial Purchase Amount”) as set forth herein. The closing of the purchase and sale of the Initial Shares shall take place within 15 Business Days following the date hereof (or such other date as may be agreed by the parties) (the date such purchase and sale occurs, shall be referred to as the “Initial Closing Date”). The Company shall take all steps necessary to affect a capital increase based on authorized share capital under Swiss law, including without limitation (i) obtaining approval of the Company’s board of directors of a general authorization resolution (“Ermächtigungsbeschluss”), (ii) the payment of the aggregate nominal value of the respective number of Initial Shares to a special Swiss bank account (iii) the issuance of a capital increase report (“Kapitalerhöhungsbericht”), (iv) the approval of a notarized confirmation resolution, and (v) the registration of the capital increase in the commercial register (“Feststellungsbeschluss”) on the capital increase and the articles of association, and (iv) (collectively, the “Preliminary Approvals”) prior to the Initial Closing Date. On the Initial Closing Date, provided that the Company has obtained all of the Preliminary Approvals in accordance with Swiss law, upon receipt confirmation of delivery and receipt of a treasury order by the Company to its transfer agent instructing its transfer agent to register the Initial Shares in the name of the Investor in book entry form, the Investor shall pay to the Company the Initial Purchase Amount by wire transfer to the Company’s Account. The Initial Shares shall be restricted securities and bear customary restrictive legends. The Company shall include the Investor’s resale of the Initial Shares on the Registration Statement to be filed pursuant to Section 6.01 hereof. The Initial Shares shall not contain any legend, (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Initial Shares pursuant to Rule 144, (iii) if such Initial Shares are eligible for sale under Rule 144, without any conditions or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Investor agrees that the removal of the restrictive legend from certificates representing Initial Shares is predicated upon the Company and the Company’s counsel’s reliance that the Investor will sell such Initial Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if the Initial Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.

Article III. Representations and Warranties of Investor

Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Notice Date and each Advance Date:

Section 3.01 Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to execute, deliver and perform this Agreement, including all transactions contemplated hereby. The decision to invest and the execution and delivery of this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor or its shareholders. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 3.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Common Shares of the Company and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment.

Section 3.03 No Legal, Investment or Tax Advice from the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax, investment or other advice with respect to the Investor’s acquisition of Common Shares hereunder, the transactions contemplated by this Agreement or the laws of any jurisdiction, and the Investor acknowledges that the Investor may lose all or a part of its investment.

Section 3.04 Investment Purpose. The Investor is acquiring the Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a registration statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Common Shares. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any prospectus contained therein.

Section 3.05 Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D. The Investor has properly completed, executed and delivered to the Company a completed Accredited Investor Questionnaire in the form annexed hereto as Exhibit D (dated as of the date hereof), along with any applicable appendices to such certificates and the information contained therein is true and correct and the representations, warranties and covenants contained in the applicable certificate will be true and correct (or complied with, as applicable) as of the date of execution of this Agreement and as at the Initial Closing Date.

Section 3.06 Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information the Investor deemed material to making an informed investment decision. The Investor and its advisors (and its counsel), if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors (and its counsel), if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor acknowledges and agrees that the Company has not made to the Investor, and the Investor acknowledges and agrees it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby.

Section 3.07 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “affiliate” of the Company (as that term is defined in Rule 405 promulgated under the Securities Act).

Section 3.08 Trading Activities. The Investor’s trading activities with respect to the Common Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations and the rules and regulations of the Principal Market. Neither the Investor nor its affiliates has any open short position in the Common Shares, nor has the Investor entered into any hedging transaction that establishes a net short position with respect to the Common Shares, and the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales or hedging transactions with respect to the Common Shares; provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell (a) the Common Shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such Common Shares, or (b) other Common Shares sold by the Company to Investor pursuant to this Agreement and which the Company has continuously held as a long position.

Section 3.09 General Solicitation. Neither the Investor, nor any of its affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Common Shares by the Investor.

Article IV. Representations and Warranties of the Company

Except as set forth in the SEC Documents, or in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules or in another Section of the Disclosure Schedules, to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to the Investor that, as of the date hereof, each Advance Notice Date and each Advance Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date), that:

Section 4.01 Organization and Qualification. Each of the Company and its Subsidiaries (as defined below) is an entity duly organized and validly existing under the laws of its state of organization or incorporation, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. “Subsidiaries” means any Person (as defined below) in which the Company, directly or indirectly, (x) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (y) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

Section 4.02 Authorization, Enforcement, Compliance with Other Instruments. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) have been or (with respect to consummation) will be duly authorized by the Company’s board of directors and no further consent or authorization will be required by the Company, its board of directors or its shareholders. This Agreement and the other Transaction Documents to which it is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

Section 4.03 No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) will not (i) result in a violation of the articles of incorporation or other organizational documents of the Company or its Subsidiaries (with respect to consummation, as the same may be amended prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that would not reasonably be expected to have a Material Adverse Effect.

Section 4.04 SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within two years preceding the date hereof or amended after the date hereof, or filed after the date hereof, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, and all registration statements filed by the Company under the Securities Act, being hereinafter referred to as the “SEC Documents”). The Company has made available to the Investor through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates (or, with respect to any filing that has been amended or superseded, the date of such amendment or superseding filing), the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates (or, with respect to any financial statements that have been amended or superseded, the date of such amended or superseding financial statements), the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 4.05 Equity Capitalization. As of the date hereof, the authorized capital of the Company consists of 17,945,915 common shares. As of the date hereof, the Company had 12,068,325 shares issued and outstanding.

Section 4.06 Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights, if any, necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets, except as would not cause a Material Adverse Effect. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and, except as would not cause a Material Adverse Effect, the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.07 Employee Relations. Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section 4.08 Environmental Laws. The Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all applicable federal, state and local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

Section 4.09 Title. Except as would not cause a Material Adverse Effect, the Company (or its Subsidiaries) have indefeasible fee simple or leasehold title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

Section 4.10 Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.11 Regulatory Permits. Except as would not cause a Material Adverse Effect, the Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to own their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits.

Section 4.12 Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and management is not aware of any material weaknesses that are not disclosed in the SEC Documents as and when required.

Section 4.13 Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Shares or any of the Company’s Subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.14 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section 4.15 Tax Status. Each of the Company and its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Company has not received written notification any unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim where failure to pay would cause a Material Adverse Effect.

Section 4.16 Certain Transactions. Except as not required to be disclosed pursuant to Applicable Law or as provided in the SEC Documents, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

Section 4.17 Rights of First Refusal. The Company is not obligated to offer the Shares offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.18 Dilution. The Company is aware and acknowledges that issuance of Common Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Common Shares.

Section 4.19 Finder’s Fees. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated.

Section 4.20 The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are currently listed on a Principal Market under the trading symbol “NLSP”. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, delisting the Common Shares from the Principal Market, nor has the Company received any notification that the Commission or the Principal Market is contemplating terminating such registration or listing. To the Company’s knowledge, it is in compliance with all applicable listing requirements of the Principal Market. The Company has elected to follow home country practices in lieu of the requirements of Section 5635 of the rules and regulations of the Nasdaq Stock Market in compliance with the requirements thereof.

Section 4.21 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it shall not be able to request Advances under this Agreement if the Registration Statement is not effective or if any issuances of Common Shares pursuant to any Advances would violate any rules of the Principal Market.

Section 4.22 Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with and  neither the Company nor the Subsidiaries, nor any director, officer, or employee of the Company or any Subsidiary nor, to the Company’s knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, not complied with Applicable Law; and no action, suit or proceeding by or before any governmental authority involving the Company or any of its Subsidiaries with respect to Applicable Laws is pending or, to the knowledge of the Company, threatened.

Section 4.23 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with Applicable Laws; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that any director, officer, or employee of the Company or any Subsidiary nor, to the Company’s knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, has not complied with Applicable Laws, or could give rise to a notice of non-compliance with Applicable Laws, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position; in each case that would materially adversely affect the business of the Company or the business or legal environment under which the Company operates.

Section 4.24 Sanctions Matters. Neither the Company, nor any Subsidiary of the Company, nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary of the Company, is a Person that is, or is owned or controlled by a Person that is:

(a)	on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC from time to time;

(b)	the subject of any Sanctions; or

(c)	has a place of business in, or is operating, organized, resident or doing business in a country or territory that is, or whose government is, the subject of Sanctions Programs (including without limitation Crimea, Cuba, Iran, North Korea, Sudan and Syria).

Article V. Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 5.01 Indemnification by the Company. In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor and its investment manager, Yorkville Advisors Global, LP, and each of their respective officers, directors, managers, members, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby. To the extent that the foregoing undertaking by the Company may be unenforceable under Applicable Law, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law.

Section 5.02 Indemnification by the Investor. In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; or (c) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor. To the extent that the foregoing undertaking by the Investor may be unenforceable under Applicable Law, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law.

Section 5.03 Notice of Claim. Promptly after receipt by an Investor Indemnitee or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due.

Section 5.04 Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedy which may be available to any indemnified person at law or equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive expiration or termination of this Agreement for a period of three years. Notwithstanding anything to the contrary under this Agreement or Applicable Law, no party shall be entitled to any indemnification pursuant to this Article V (other than claims for any damages resulting from fraud) until the aggregate amount of all such damages that would otherwise be indemnifiable to such party equals or exceeds $25,000 (the “Basket”), at which time such party shall be entitled to indemnification for the full amount of all damages (including all damages incurred prior to exceeding the Basket).

Section 5.05 Limitation of liability. Notwithstanding the foregoing, no party shall be entitled to recover from the other party for punitive, indirect, incidental or consequential damages.

Article VI.
Covenants of the Company

Section 6.01 Registration Statement.

(a)	Filing of a Registration Statement. The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements for the resale by the Investor of Registrable Securities. The Company shall file such initial Registration Statement within 30 calendar days of the date hereof, and the Company acknowledges that (other than the sale of the Initial Shares) it shall not have the ability to request any Advances until the effectiveness of a Registration Statement.

(b)	Maintaining a Registration Statement. The Company shall maintain the effectiveness of any Registration Statement that has been declared effective at all times during the Commitment Period, provided, however, that if the Company has received notification that the Investor has completed resales pursuant to the Registration Statement for the full Commitment Amount and all the Shares issued hereunder, then the Company shall be under no further obligation to maintain the effectiveness of the Registration Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Common Shares shall cease to be authorized for listing on the Principal Market, (iii) the Common Shares cease to be registered under Section 12(b) or Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

(c)	Filing Procedures. Not less than one Business Day prior to the filing of a Registration Statement and not less than one Business Day prior to the filing of any related amendments and supplements to any Registration Statements (except for any amendments or supplements caused by the filing of any annual reports on Form 20-F, current reports on Form 6-K, and any similar or successor reports), the Company shall furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those filed pursuant to Rule 424 promulgated under the Securities Act) will be subject to the reasonable and prompt review of the Investor (in each of which cases, if such document contains material non-public information as consented to by the Investor pursuant to Section 6.13, the information provided to Investor will be kept strictly confidential until filed and treated as subject to Section 6.08). The Investor shall furnish comments on a Registration Statement and any related amendment and supplement to a Registration Statement to the Company within 24 hours of the receipt thereof. If the Investor fails to provide comments to the Company within such 24-hour period, then the Registration Statement, related amendment or related supplement, as applicable, shall be deemed accepted by the Investor in the form originally delivered by the Company to the Investor.

(d)	Delivery of Final Documents. The Company shall furnish to the Investor without charge, (i) at least one copy of each Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) at the request of the Investor, at least one copy of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time to time in order to facilitate the disposition of the Common Shares owned by the Investor pursuant to a Registration Statement. Filing of the forgoing with the SEC via its EDGAR system shall satisfy the requirements of this section.

(e)	Amendments and Other Filings. The Company shall (i) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the related prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Commitment Period, and prepare and file with the SEC such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424 promulgated under the Securities Act; (iii) provide the Investor copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information, and (iv) comply with the provisions of the Securities Act with respect to the disposition of all Common Shares of the Company covered by such Registration Statement until such time as all of such Common Shares shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 6.01(e) Section 6.01(e)) by reason of the Company’s filing a report on Form 20-F or Form 6-K or any analogous report under the Exchange Act, the Company shall file such report in a prospectus supplement filed pursuant to Rule 424 promulgated under the Securities Act to incorporate such filing into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC either on the day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement, if feasible, or otherwise promptly thereafter.

(f)	Blue-Sky. The Company shall use its commercially reasonable efforts to, if required by Applicable Law, (i) register and qualify the Common Shares covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Commitment Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Commitment Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Common Shares for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its Amended and Restated Articles of Incorporation, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 6.01(f), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Common Shares for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

Section 6.02 Suspension of Registration Statement.

(a)	Establishment of a Black Out Period. During the Commitment Period, the Company from time to time may suspend the use of the Registration Statement by written notice to the Investor in the event that the Company determines in its sole discretion in good faith that such suspension is necessary to amend or supplement the Registration Statement or prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a “Black Out Period”); provided, however, the Company shall not provide the basis for the implementation of the Black Out Period.

(b)	No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Common Shares of the Company. In addition, the Company shall not deliver any Advance Notice during any Black Out Period.

(c)	Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 30 calendar days or in a manner that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that the Company may impose on transfers of the Company’s equity securities by its directors and senior executive officers.

Section 6.03 Listing of Common Shares. As of each Advance Date, the Shares to be sold by the Company from time to time hereunder will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

Section 6.04 Opinion of Counsel. Prior to the date of the delivery by the Company of the first Advance Notice, the Investor shall have received an opinion letter from counsel to the Company in form and substance reasonably satisfactory to the Investor.

Section 6.05 Exchange Act Registration. The Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

Section 6.06 Transfer Agent Instructions. For any time while there is a Registration Statement in effect for this transaction, the Company shall (if required by the transfer agent for the Common Shares) cause legal counsel for the Company to deliver to the transfer agent for the Common Shares (with a copy to the Investor) instructions to issue Common Shares to the Investor free of restrictive legends upon each Advance if the delivery of such instructions is consistent with Applicable Law.

Section 6.07 Corporate Existence. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period.

Section 6.08 Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related prospectus relating to an offering of Common Shares (in each of which cases the information provided to Investor will be kept strictly confidential): (i) except for requests made in connection with SEC investigations disclosed in the SEC Documents, receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related prospectus; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related prospectus to comply with the Securities Act or any other law; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice, and the Company shall not sell any Shares pursuant to any pending Advance Notice (other than as required pursuant to Section 2.02(d)), during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (v), inclusive, a “Material Outside Event”).

Section 6.09 Consolidation. If an Advance Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Advance Notice has been closed in accordance with Section 2.02 hereof, and all Shares in connection with such Advance have been received by the Investor.

Section 6.10 Issuance of the Company’s Common Shares. The issuance and sale of the Common Shares hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act and any applicable state securities law and applicable Swiss laws.

Section 6.11 Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under Regulation M of the Exchange Act.

Section 6.12 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors (but not, for the avoidance doubt, the fees and disbursements of Investor’s counsel, accountants and other advisors), (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market.

Section 6.13 Current Report. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries (other than written notices provided pursuant to and in accordance with Section 6.02 to the extent that such notification, in and of itself, constitutes material, non-public information), without the express prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion and if granted must include an agreement to keep such information confidential until publicly disclosed or 45 calendar days have passed); it being understood that the mere notification of the Investor required pursuant to this Section 6.13 shall not in and of itself be deemed to be material non-public information. Notwithstanding anything contained in this Agreement to the contrary (other than written notices provided pursuant to and in accordance with Section 6.02), the Company expressly agrees that it shall promptly publicly disclose any information communicated to the Investor by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated herein, which, following the date hereof would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiaries.

Section 6.14 Advance Notice Limitation. The Company shall not deliver an Advance Notice if a shareholder meeting or corporate action date, or the record date for any shareholder meeting or any corporate action, would fall during the period beginning two Trading Days prior to the date of delivery of such Advance Notice and ending two Trading Days following the Closing of such Advance.

Section 6.15 Use of Proceeds. The Company will use the proceeds from the sale of the Common Shares hereunder for working capital and other general corporate purposes or, if different, in a manner consistent with the application thereof described in the Registration Statement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or Sanctions Programs, or (ii) in any other manner that will result in a violation of Sanctions or Applicable Laws.

Section 6.16 Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws.

Section 6.17 Market Activities. Neither the Company, nor any Subsidiary, nor any of their respective officers, directors or controlling persons will, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Shares.

Article VII.
Conditions for Delivery of Advance Notice

Section 7.01 Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction by the Company, on each Advance Notice Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects.

(b)	Registration of the Common Shares with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Common Shares issuable pursuant to such Advance Notice. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Condition Satisfaction Date.

(c)	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Common Shares issuable pursuant to such Advance Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Common Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(d)	No Material Outside Event. No Material Outside Event shall have occurred and be continuing.

(e)	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date.

(f)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially and adversely affects any of the transactions contemplated by this Agreement.

(g)	No Suspension of Trading in or Delisting of Common Shares. The Common Shares are quoted for trading on the Principal Market and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on the Principal Market. The issuance of Common Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any written notice that is then still pending threatening the continued quotation of the Common Shares on the Principal Market.

(h)	Reserve Shares. The Company shall have created, and provided corresponding evidence to the Investor of the creation of, sufficient number of treasury shares in the form of true reserve shares (echte Reserveaktien) for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(i)	Executed Advance Notice. The representations contained in the applicable Advance Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

(j)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances, and at least five Trading Days shall have elapsed from the immediately preceding Advance Date. With respect to the first Advance Notice, at least ten Trading Days shall have elapsed from the effective date of the Registration Statement.

Article VIII.
Non-Disclosure of Non-Public Information

The Company covenants and agrees that, other than as expressly required by Section 6.08 hereof, or, with the Investor’s consent pursuant to Section 6.01(c) and Section 6.13, it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information (as determined under the Securities Act, the Exchange Act, or the rules and regulations of the SEC) to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review. Unless specifically agreed to in writing, in no event shall the Investor have a duty of confidentiality, or be deemed to have agreed to maintain information in confidence, with respect to the delivery of any Advance Notices.

Article IX.
Non-Exclusive Agreement

Notwithstanding anything contained herein, this Agreement and the rights awarded to the Investor hereunder are non-exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by Common Shares or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital.

Article X.
Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Agreement.

Article XI. Assignment; Termination

Section 11.01 Assignment. Neither this Agreement nor any rights or obligations of the parties hereto may be assigned to any other Person.

Section 11.02 Termination.

(a)	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the date hereof or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for Common Shares equal to the Commitment Amount.

(b)	The Company may terminate this Agreement effective upon two Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices, the Common Shares under which have yet to be issued, (ii) the Investor has resold all of the Initial Shares, and (iii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

(c)	Nothing in this Section 11.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder.

Article XII. Notices

Other than with respect to Advance Notices, which must be in writing and will be deemed delivered on the day set forth in Section 2.01(b), any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) 5 days after being sent by U.S. certified mail, return receipt requested, (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications (except for Advance Notices which shall be delivered in accordance with Exhibit A hereof) shall be:

If to the Company, to:	NLS PHARMACEUTICS LTD. Alter Postplatz 2 6370 Stans Switzerland
Attention: Alexander Zwyer, CEO
Telephone: +41 41 618 80 01 Email: az@nls-pharma.com

With a copy to (which shall not constitute notice or delivery of process) to:
Sullivan & Worcester LLP
1633 Broadway, 32nd Floor
New York, New York
	Attention:	Oded Har-Even
	Telephone:	212-660-5002
	Email:	ohareven@sullivanlaw.com

If to the Investor(s):	YA II PN, Ltd.
1012 Springfield Avenue
Mountainside, NJ 07092
	Attention:	Mark Angelo
Portfolio Manager
	Telephone:	(201) 985-8300
Email: mangelo@yorkvilleadvisors.com

With a Copy (which shall not constitute notice or delivery of process) to:	David Fine, Esq. 1012 Springfield Avenue Mountainside, NJ 07092
	Telephone:	(201) 985-8300
	Email:	legal@yorkvilleadvisors.com

Either may change its information contained in this Article XII by delivering notice to the other party as set forth herein.

Article XIII. Miscellaneous

Section 13.01 Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures, including by e-mail attachment, shall be deemed originals for all purposes of this Agreement.

Section 13.02 Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement.

Section 13.03 Reporting Entity for the Common Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 13.04 Commitment and Structuring Fee. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company shall pay to YA Global II SPV, LLC, a subsidiary of the Investor, a structuring fee and due diligence fee in the amount of $20,000 which the Investor acknowledges has been paid prior to the date hereof. The Company shall pay to the Investor a commitment fee in the amount of $400,000 (the “Commitment Fee”), of which (a) $200,000 shall be paid within 15 Business Days following the date hereof and (b) $200,000 shall be paid on or before the twelve-month anniversary of the date hereof. The Commitment Fee shall be paid, at the option of the Company, either in readily available funds, or by the issuance to the Investor of such number of Common Shares (the “Commitment Fee Shares”) (or a combination of cash and Shares) in an amount equal to the portion of the Commitment Fee being paid divided by an issuance price equal to 92% of the lowest VWAP during the five consecutive Trading Day period (i) ending on, and including, the date hereof in respect of the first installment, and (ii) ending on, but not including, the date paid in respect of the second installment. Provided however, in no event shall the Company issued Commitment Fee Shares to the extent that such issuance would cause the Investor to exceed the Ownership Limitation. If the Company elects to issue Commitment Fee Shares in satisfaction of the Commitment Fee, the Company shall register the resale of such Commitment Fee Shares by including them on the next registration statement, or amendment to a registration statement, that is filed by the Company. The full Commitment Fee shall be deemed earned by the Investor on the date hereof and the Company shall be obligated to pay it in accordance with this agreement irrespective of the amount of Advances, if any, received by the Company hereunder, and such obligation shall survive the termination of this Agreement.

Section 13.05 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Name:
Title:	CEO

By:	/s/ Silvia Panigone
Name:	Silvia Panigone
Title:	COO

INVESTOR:
YA II PN, Ltd.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

	By:	/s/ Matt Beckman
	Name:	Matt Beckman
	Title:	Member

EXHIBIT A
ADVANCE NOTICE

NLS PHARMACEUTICS LTD.

Dated: ______________ Advance Notice Number: ____

The undersigned, _______________________, hereby certifies, with respect to the sale of Common Shares of NLS PHARMACEUTICS LTD. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Standby Equity Distribution Agreement, dated as of September 27, 2021 (the “Agreement”), as follows:

1. The undersigned is the duly elected ______________ of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in this Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4. The amount of the Advance the Company is requesting is _____________________.

6. The number of Common Shares of the Company outstanding as of the date hereof is ___________.

The undersigned has executed this Advance Notice as of the date first set forth above.

NLS PHARMACEUTICS LTD.

By:

Please deliver this Advance Notice by email to:

Email: Trading@yorkvilleadvisors.com

Attention: Trading Department and Compliance Officer

Confirmation Telephone Number: (201) 985-8300.

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

NLS PHARMACEUTICS LTD.

Attn:

Email:

Below please find the settlement information with respect to the Advance Notice Date of:
1.	Advance requested in the Advance Notice
2.	Number of Excluded Days (if any)
3.	Adjusted Advance Amount (after taking into account any adjustments pursuant to Section 2.01(d)):
4.	Market Price
5.	Purchase Price (Market Price x 92%) per share
6.	Number of Shares due to Investor

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

Investor’s DTC participant #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

Contact person:

Number and/or email:

Sincerely,

YA II PN, LTD.

Agreed and approved By NLS PHARMACEUTICS LTD.:

Name:
Title:

EXHIBIT C

COMPANY’S BANK ACCOUNT

eXHIBIT d

ACCREDITED INVESTOR QUESTIONNAIRE

The information contained herein is being furnished to the NLS Pharmaceutics Ltd. (or the “Company”) in order for the Company to determine whether the undersigned’s purchase of the Company’s common shares may be accepted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated thereunder (“Regulation D”). The undersigned understands that (i) the Company will rely upon the following information for purposes of complying with Federal and applicable state securities laws, (ii) the Securities will not be registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D, and (iii) this questionnaire is not an offer to sell nor the solicitation of an offer to buy any securities, or any other securities, to the undersigned.

The following representations and information are furnished herewith:

1. Qualification as an Accredited Investor. Please check the categories applicable to you indicating the basis upon which you qualify as an Accredited Investor for purposes of the Securities Act and Regulation D thereunder.

☐	Individual with Net Worth In Excess of $1.0 Million. A natural person (not an entity) whose net worth, or joint net worth with his or her spouse, at the time of purchase exceeds $1,000,000. (Explanation: In calculating your net worth, you must exclude the value of your primary residence. This means you must exclude both the equity in your primary residence and any mortgage or other debt secured by your primary residence up to the fair market value of your primary residence; provided, however, that any indebtedness secured by your primary residence that (i) you have incurred in the 60 day period prior to the date of your subscription to the Company or (ii) is in excess of the fair market value of your primary residence should be considered a liability and deducted from your aggregate net worth. In calculating your net worth, you may include your equity in personal property and real estate (excluding your primary residence), cash, short-term investments, stock and securities. Your inclusion of equity in personal property and real estate (excluding your primary residence) should be based on the fair market value of such property less debt secured by such property.)

☐	Individual with a $200,000 Individual Annual Income. A natural person (not an entity) who had an individual income of more than $200,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

☐	Individual with a $300,000 Joint Annual Income. A natural person (not an entity) who had joint income with his or her spouse in excess of $300,000 in each of the preceding two calendar years, and has a reasonable expectation of reaching the same income level in the current year.

☐	Corporations or Partnerships. A corporation, partnership, or similar entity that has in excess of $5 million of assets and was not formed for the specific purpose of acquiring Securities in the Company.

☐	Revocable Trust. A trust that is revocable by its grantors and each of whose grantors is an accredited investor. (If this category is checked, please also check the additional category or categories under which the grantor qualifies as an accredited investor.)

☐	Irrevocable Trust. A trust (other than an ERISA plan) that (i) is not revocable by its grantors, (ii) has in excess of $5 million of assets, (iii) was not formed for the specific purpose of acquiring Securities, and (iv) is directed by a person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of an investment in the Company.

☐	Government Benefit Plan. A plan established and maintained by a state, municipality, or any agency of a state or municipality, for the benefit of its employees, with total assets in excess of $5 million.

☐	Non-Profit Entity. An organization described in Section 501(c)(3) of the Internal Revenue Code, as amended, with total assets in excess of $5 million (including endowment, annuity and life income funds), as shown by the organization’s most recent audited financial statements.

☐	Other Institutional Investor (check one).

☐ A bank, as defined in Section 3(a)(2) of the Securities Act (whether acting for its own account or in a fiduciary capacity);

	☐	A savings and loan association or similar institution, as defined in Section 3(a)(5)(A) of the Securities Act (whether acting for its own account or in a fiduciary capacity);

	☐	A broker-dealer registered under the Securities Exchange Act of 1934, as amended;

	☐	An insurance company, as defined in section 2(a)(13) of the Securities Act;

	☐	An investment company registered under the Investment Company Act of 1940, as amended;

	☐	A “business development company,” as defined in Section 2(a)(48) of the Investment Company Act;

	☐	A small business investment company licensed under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

	☐	A “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐	Executive Officer or Director. A natural person who is an executive officer, director or managing member of the Company.

☐

Entity Owned Entirely By Accredited Investors. A corporation, partnership, private investment company or similar entity each of whose equity owners is an accredited investor.

(If this category is checked, please also check the additional category or categories under which each equity owner qualifies as an accredited investor.)

☐	I do not qualify for any of the above.

2.	Representations and Warranties By Limited Liability Companies, Corporations, Partnerships, Trusts and Estates

If the investor is a corporation, partnership, limited liability company or trust, the investor and each person signing on behalf of investor certifies that the following responses are accurate and complete:

Was the undersigned organized or reorganized for the purpose of acquiring interests in the Company?
Yes ☐	No ☐

Is the signatory duly authorized to execute the Subscription Documents?

Yes ☐	No ☐

To the best of my information and belief, the above information supplied by me is true and correct in all respects.

[Signature page follows]

Date: ______________, 2021
SIGNATURE FOR INDIVIDUAL:	SIGNATURE FOR PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY:

(Signature)	(Print Name)

(Print Name)	(Signature of Authorized Signatory)

(Signature of any joint tenant or co-holder of any security issued by the Company)	(Name of Authorized Signatory)

(Print Name)	(Title)

[Signature Page to Investor Questionnaire]